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18001712

ION

SEC

ANNUAL AUDITED REPORT ~~Not Pro~~cessing
FORM X-17A-5 Section
PART III MAR 0 1 2018

Washington DC
415

SEC FILE NUMBER
8-66909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/17__ AND ENDING__12/31/17__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Central Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Central Securities, LLC   9090 Deadman Hill Rd
                                              (No. and Street)

Cashmere   Wa   98815
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Schoening 509-782-3039
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
                    (Name – if individual, state last, first, middle name)

601 Union St. Ste 2300	Seattle	Wa	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, __Barry Schoening__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Central Securities LLC__ , as of __FEB 21__ , 20__18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

__Parnter__

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

	Page

FACING PAGE 1

OATH OR AFFIRMATION..2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3

FINANCIAL STATEMENTS

    STATEMENT OF FINANCIAL CONDITION...4

    STATEMENT OF OPERATIONS 5

    STATEMENT OF CHANGES IN MEMBERS' EQUITY 6

    STATEMENT OF CASH FLOWS...7

    NOTES TO FINANCIAL STATEMENTS...8 - 11

SUPPLEMENTARY INFORMATION

    SCHEDULE I COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 13

    SCHEDULE II RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE
        BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION
        OF NET CAPITAL 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 15

EXEMPTION REPORT...16

peterson sullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Central Securities, LLC
Cashmere, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Central Securities, LLC ("the Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

601 Union Street   (206) 382-7777 MAIN   pscpa.com
Suite 2300   (206) 382-7700 FAX
Seattle. WA 98101

An independent firm associated with
MOORE STEPHENS

Supplemental Information

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

Peterson Sullivan LLP

Seattle, Washington
February 12, 2018

2

CENTRAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$ 1,260
Deposits with clearing organizations	200,546
Receivable from clearing organization	10,219
Accrued interest receivable	1,324
Securities owned, at fair value	
Government	335,450
Private Label	4,310
Prepaid Expenses	3,201
	$556,310

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Payable to clearing organization	335,851
Accounts payable	3,935
Total liabilities	$339,786
Members' Equity	216,524
	$556,310

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

Revenue

Net gains realized and unrealized on securities	$ 195,350
Interest and other income	53,930
	249,280

Expenses

Interest	46,378
Ticket charges	25,500
Data subscriptions	48,093
Trading expense	33,000
Licenses, registrations, and taxes	8,026
Professional fees	14,675
Communications	10,034
Other	2,951
	188,657
Net Income	**$ 60,623**

See Notes to Financial Statements

5

CENTRAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$405,901
Net income	60,623
Distributions	(250,000)
Balance, December 31, 2017	$216,524

CENTRAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net income	$60,623
Adjustments to reconcile net income to net cash flows from operating activities	
Net unrealized gains on securities	(9,106)
Change in operating assets and liabilities	
Deposits with other brokers	3,657
Deposits with clearing organizations	157,373
Receivables from clearing organization	25,762
Accrued interest receivable	6,322
Securities owned	1,540,474
Prepaid expenses	400
Payable to clearing organization	(1,540,474)
Accounts payable	454
Net cash flows from operating activities	245,485
Cash Flows from Financing Activity	
Distributions to members	(250,000)
Change in Cash	(4,515)
Cash, beginning of year	5,775
Cash, end of year	$ 1,260
Supplemental Cash Flow information	
Cash paid during the year for interest	$46,378

See Notes to Financial Statements

7

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Central Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the Financial Industry Regulatory Authority.   The Company's activities are primarily comprised of purchasing and selling government and private label mortgage-backed securities and private label debt securities, and holding these types of interest-bearing securities for the Company's own account.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC.   The Company has a finite life and is scheduled to terminate in 2070.

The Company uses facilities and equipment provided by its owners (without charge).   Any charges that could be allocated to the Company are not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.   Actual results could differ from those estimates.

Cash

Cash consists of cash in banks.   The Company occasionally has deposits in excess of federally insured limits.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company.   The clearing organizations clear all security transactions.

The Company is required to maintain certain interest-bearing deposits with clearing organizations.   The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.   As of December 31, 2017, the Company had deposit levels with clearing organizations exceeding the requirements.

Amounts due to the clearing organizations bear interest at a variable rate determined by the clearing organizations (3.50% at December 31, 2017) and are secured by securities owned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

Securities owned are valued at fair value in these financial statements. The fair value measurement of these securities was determined using Level 2 observable market inputs within the above fair value hierarchy. These inputs consisted of quoted values for the securities, but at times the values are within a few days of year end (as opposed to at year end) as some of these securities are not actively traded.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis. Securities owned are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 12, 2018, see Note 4

Note 2. Securities Owned

Securities owned include government and private label mortgage-backed interest-bearing bonds and private label interest-bearing bonds and, at December 31, 2017, are issued by:

Government (Agency) Securities

Government National Mortgage Association	$ 62,444
Federal Home Loan Mortgage Corp	140,520
Federal National Mortgage Corp	132,486
	335,450

Private Label Securities

CMSI 05-11A3 CUSIP 172973M89	$ 4,310
	$ 4,310

Note 3. Trading Activities and Related Risks

The Company actively trades government and private label mortgage-backed interest bearing bonds and private label interest-bearing bonds.   Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk.   The fair value of the Company's investments will fluctuate in response to changes in market interest rates.   Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments.   Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions.   Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded.   The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default.   The Company minimizes credit risk by trading either governmental agency securities or securities that are rated between AAA and CCC by two or more debt security rating services consistent with the haircut report.   The Company's counterparty risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company occasionally trades contracts to deliver at a future date or purchase at a future date ("futures contracts"). These contracts are used to generally hedge the risk associated with owning debt securities described above. Net realized and unrealized gains and losses from futures contracts are included in the net gains on sales of securities in the accompanying statement of operations. The deposit with other brokers/dealers in the statement of financial condition is a deposit with the brokers/dealers the Company uses to trade these futures contracts.

At December 31, 2017 there were zero futures contracts that had not been settled (notional amount $0).

Note 4. Commitments, Contingencies, and Guarantees

As of December 31, 2017, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligations.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2017, the Company had computed net capital of $195,699 which was in excess of the required net capital level by $95,699. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2017 the Company's ratio of aggregate indebtedness to net capital was 2.01% to 1.

SUPPLEMENTARY INFORMATION

CENTRAL SECURITIES, LLC
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2017

COMPUTATION OF NET CAPITAL

Members' equity	$	216,524
Deductions		
Prepaid expenses		3,201
Haircuts on security positions		
United States Agency obligations and obligations		
Of organizations established by the United States		16,978
Private label mortgage-backed and non-mortgage backed		
Interest-bearing securities		646
Net capital		195,699
Minimum net capital		100,000
Excess net capital	$	95,699

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	3,935
Total aggregate indebtedness	$	3,935

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate Indebtedness or $100,000 whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	2.01%
Ratio of aggregate indebtedness to net capital	.0201 to 1

Central Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

CENTRAL SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER
THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL
December 31, 2017

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated $195,699
No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of the audit.

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Central Securities, LLC
Cashmere, Washington

We have reviewed management's statements, included in the accompanying Exemption Report – 2017, in which (1) Central Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) ("the exemption provisions") and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

Seattle, Washington
February 12, 2018

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

CENTRAL SECURITIES, LLC'S
EXEMPTION REPORT - 2017

CENTRAL SECURITIES, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout 2017 without exception.

CENTRAL SECURITIES, LLC

I, _Barry Schoening_, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Barry Schoening, President

_1/10/18_
(Date)

CENTRAL SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION

DECEMBER 31, 2017